SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 19, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated November 19, 2009, contains a press release of Infineon Technologies AG, announcing the Company’s results for the fourth quarter and the 2009 fiscal year.

News Release / Presseinformation

Infineon reports positive fourth quarter net income and strong free cash flow 2009 fiscal year ends with solid balance sheet and net cash position
Neubiberg, Germany – November 19, 2009 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the fourth quarter and the full 2009 fiscal year, ended September 30, 2009.1
Fourth quarter: positive net income and strong free cash flow2 driven by cost discipline and economic recovery
Infineon’s revenues in the fourth quarter were Euro 855 million, a strong increase of 12 percent compared to the third quarter, but a decline of 18 percent year-over-year. Infineon’s fourth quarter combined Segment Result3 was Euro 52 million, a significant improvement compared to break-even combined Segment Result in the third quarter. Income from continuing operations increased to Euro 24 million, up from a loss from continuing operations of Euro 26 million in the prior quarter. Net income was also positive at Euro 14 million compared to a net loss of Euro 23 million in the third quarter. For the fourth quarter, Infineon’s free cash flow from continuing operations was Euro 151 million, compared to free cash flow from continuing operations of Euro 143 million in the third quarter.

	3 months	year-on-	3 months		3 months
	ended	year	ended	sequential	ended
in Euro million	Sep 30, 08	+/- in %	Jun 30, 09	+/- in %	Sep 30, 09

Revenue	1,049	(18)	761	12	855
Segment Result	56	(7)	—	+++	52
Income (loss) from continuing operations	(298)	+++	(26)	+++	24
Income (loss) from discontinued operations, net of income taxes	(586)	98	3	—	(10)
Net income (loss)	(884)	+++	(23)	+++	14

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations (in Euro)	(0.32)	+++	(0.03)	+++	0.03
Basic and diluted earnings (loss) per share from discontinued operations (in Euro)	(0.55)	98	—	+++	(0.01)
Basic and diluted earnings (loss) per share (in Euro)	(0.87)	+++	(0.03)	+++	0.02

[1]	The sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., closed on November 6, 2009. Statements in this press release reflect the company’s operations without this business unless otherwise stated.

[2]	For a definition and the calculation of free cash flow, please see page 11.

[3]	For a definition of Segment Result and a reconciliation to operating income (loss), please see pages 8 and 9.

“The significant improvement in results in the fourth quarter, including positive net income and free cash flow from continuing operations of Euro 151million, reflects our cost-reduction efforts and continuing strong cost discipline, as well as a recovery in demand across all our operating segments”, said Peter Bauer, CEO of Infineon Technologies AG. “Building on this momentum, we look back on a fiscal year, which was extremely demanding but also featured the most remarkable improvements and achievements in Infineon’s history. For the 2010 fiscal year, we are well positioned to grow market share in our four target markets and deliver improved results on a sustainable basis.”
The sequential increase in revenues reflects growth in all of the company’s four operating segments, driven by the economic recovery and improved demand in the supply chain as well as at end customers.
Fourth quarter combined Segment Result of Euro 52 million improved significantly compared with break-even combined Segment Result in the third quarter. All of the company’s four operating segments achieved positive Segment Result. Higher sales levels, continued tight cost control, and higher factory loading were the main drivers of the earnings improvement, which were, however, partially offset by the weaker U.S. dollar against the Euro.
For the fourth quarter, income from continuing operations improved significantly on a sequential basis and was Euro 24 million, with basic and diluted earnings per share from continuing operations of Euro 0.03. For the third quarter, net loss from continuing operations was Euro 26 million, and basic and diluted loss per share from continuing operations was Euro 0.03.
Infineon reported a loss from discontinued operations, net of income taxes, of Euro 10 million for the fourth quarter. Also included in this amount was the net income of the Wireline Communications (WLC) business which was classified as discontinued operations in the company’s consolidated financial statements for the entire 2009 fiscal year and prior periods, reflecting the sale of this business to Lantiq, affiliates of Golden Gate Private Equity Inc. The sale closed on November 6, 2009.
Net income was Euro 14 million in the fourth quarter, a strong improvement from the net loss of Euro 23 million in the prior quarter. Basic and diluted earnings per share were

Euro 0.02 for the fourth quarter compared to a basic and diluted loss per share of Euro 0.03 for the third quarter.
For the fourth quarter, Infineon’s free cash flow from continuing operations was Euro 151 million, compared to free cash flow from continuing operations of Euro 143 million in the third quarter. The sequential increase in free cash flow was driven by the improvement of the operating results as well as ongoing tight working capital management and low capital expenditures (CapEx). CapEx, including capitalized intangible assets, were Euro 40 million in the fourth quarter, compared to Euro 25 million in the third quarter. Depreciation and amortization was Euro 114 million, compared to Euro 128 million in the prior quarter. Free cash flow from continuing operations included cash outflows of Euro 12 million in connection with the IFX10+ cost-reduction program.
The company’s gross cash increased by Euro 636 million from the end of the prior quarter, to a gross cash position of Euro 1,507 million at the end of the fourth quarter. This reflected both the proceeds of the successful rights offering, which closed in August, and strong free cash flow, offset in part by voluntary repurchases and redemptions of the 2010 convertible and exchangeable bonds, totaling Euro 115 million at book values. This amount includes the voluntary early final repayment of the exchangeable bonds. In addition, the increase of the fourth quarter’s gross cash position was offset partially by the repayment of other debt of Euro 68 million. The company’s net debt position of Euro 151 million as of the end of the third quarter swung to a net cash position of Euro 657 million as of September 30, 2009.
The 2009 fiscal year ends with a solid balance sheet and strong net cash position
Infineon’s revenues in the 2009 fiscal year were Euro 3,027 million, down 22 percent compared to the 2008 fiscal year, reflecting the strong contraction of the semiconductor market in all of the company’s target markets. Infineon’s 2009 fiscal year combined Segment Result was negative Euro 167 million compared to positive Euro 237 million in the prior fiscal year. Loss from continuing operations was Euro 273 million, down from a loss from continuing operations of Euro 204 million in the 2008 fiscal year. Basic and diluted loss per share from continuing operations in the 2009 fiscal year was Euro 0.32, compared to basic and diluted loss per share from continuing operations of Euro 0.23 in the prior fiscal year.
Loss from discontinued operations, net of income taxes, was Euro 398 million for the 2009 fiscal year, up from a loss from discontinued operations, net of income taxes, of

Euro 3,543 million in the prior fiscal year. The year-over-year change primarily reflects lower charges in connection with Qimonda. Due to Qimonda’s insolvency proceedings, the company deconsolidated Qimonda in the second quarter of the 2009 fiscal year. Basic and diluted loss per share from discontinued operations was Euro 0.41 compared to basic and diluted loss per share from discontinued operations of Euro 3.38 in the 2008 fiscal year. Net loss for the 2009 fiscal year was Euro 671 million, a significant improvement from net loss of Euro 3,747 million in the 2008 fiscal year. Basic and diluted loss per share was Euro 0.73 for the 2009 fiscal year compared to Euro 3.61 in the prior fiscal year.
Driven by the strong improvement in free cash flow towards the end of the 2009 fiscal year and the company’s successful capital market transactions, Infineon’s gross cash position increased to Euro 1,507 million as of September 30, 2009 compared to Euro 883 million at the end of the 2008 fiscal year, despite voluntary repurchases and redemption of the 2010 exchangeable and convertible notes, including the voluntary early final repayment of the exchangeable bonds, and repayments of other debt. In total, during the 2009 fiscal year, total short-term and long-term debt decreased by Euro 320 million compared to the end of the 2008 fiscal year, resulting in a net cash position of Euro 657 million as of September 30, 2009. This compares to a net debt position of Euro 287 million at the end of the 2008 fiscal year.
Outlook for the first quarter of the 2010 fiscal year
Flat revenues and combined Segment Result despite adverse currency trend and end of temporary labor cost reduction measures
Having closed the sale of the WLC business to Lantiq on November 6, 2009, Infineon and Lantiq have entered into various product supply and transitional service agreements. Beginning with the closing, Infineon will report its business with Lantiq in Other Operating Segments within continuing operations.
For the first quarter of the 2010 fiscal year, Infineon expects group revenues, including sales to Lantiq under product supply agreements, to be approximately on the same level as in the fourth quarter of the 2009 fiscal year. Revenues in the Automotive (ATV) and Industrial & Multimarket (IMM) segments should continue to grow. Revenues in the Chip Card & Security (CCS) segment are likely to experience some seasonal slow-down. Revenues in the Wireless Solutions (WLS) segment are expected to be negatively impacted by the weaker U.S. dollar against the Euro.

The termination of temporary labor cost reduction measures (short-time work and unpaid leave) is expected to lead to an increase in operating expenses of around Euro 25 million in the first quarter of the 2010 fiscal year compared to the fourth quarter of the 2009 fiscal year. Despite this increase and an assumed U.S. dollar/Euro exchange rate of 1.50, Infineon expects combined Segment Result for the first quarter to stay approximately on the same level as in the fourth quarter. In light of the combination of strong demand and low inventories, Infineon is increasing production levels further during the first quarter. The positive earnings impact of higher utilization rates is expected to offset the above-mentioned negative effects.
Outlook for the 2010 fiscal year
Revenues to grow by ten percent or more with mid single-digit positive Segment Result margin
Assuming a stabilizing or growing world economy, currently high demand and order levels lead Infineon to expect sales growth of ten percent or more for the 2010 fiscal year at an assumed U.S. dollar/Euro exchange rate of 1.50. The year-over-year increase is anticipated to be driven by increases in revenues in all of the company’s operating segments, particularly in the ATV segment, with lower revenue increases anticipated in the WLS and IMM segments, and the lowest growth rate expected in the CCS segment. Revenues in Other Operating Segments are expected to be impacted positively by the product supply agreements with Lantiq by a mid- to high double-digit million Euro amount.
Infineon expects combined Segment Result in the 2010 fiscal year to improve considerably from the 2009 fiscal year and to be significantly positive, with combined Segment Result margin of a mid single-digit percentage. As is the case for the revenue outlook, this forecast assumes a stable to growing world economy and hence no significant declines in capacity utilization. The forecasted increase in revenues, significantly higher utilization rates in the company’s manufacturing facilities and continued cost discipline are expected to drive a strong recovery in combined Segment Result despite the termination of temporary cost reduction measures and the adverse impact of the weaker U.S. dollar against the Euro.
The outlook for the 2010 fiscal year assumes that Infineon will complete the sale of ALTIS, its manufacturing joint venture in France, in the first half of the 2010 fiscal year. Should this not be feasible, the company will have to re-assess all options. In all conceivable scenarios, Infineon anticipates that it will record a non-recurring charge as part of its non-segment result.
For the 2010 fiscal year, Infineon anticipates that CapEx, including capitalized intangible assets, will increase to approximately Euro 220 million to Euro 250 million compared to Euro 154 million in the 2009 fiscal year. Depreciation and amortization is expected to decrease to approximately Euro 400 million in the 2010 fiscal year compared to Euro 513 million in the 2009 fiscal year.
“The strong impact of our cost reduction measures and the successful completion of the capital market transactions during the 2009 fiscal year have stabilized our balance sheet and helped to increase our financial freedom and flexibility,” said Peter Bauer. “It will remain our goal to increase revenues and profitability on a sustainable basis and thus generate value for shareholders and other stakeholders alike.”
Increased fourth quarter revenues and positive Segment Result in all segments

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended	in % of
in Euro million	Sep 30, 2008	+/- in %	Jun 30, 2009	+/- in %	Sep 30, 2009	revenue

Infineon Total
Revenue	1,049	(18)	761	12	855	100
Total Segment Result	56	(7)	—	—	52
Automotive (ATV)
Segment Revenues	312	(24)	206	16	238	28
Segment Result	21	—	(17)	+++	21
Industrial & Multimarket (IMM)
Segment Revenues	325	(21)	221	16	257	30
Segment Result	56	(45)	9	+++	31
Chip Card & Security (CCS)
Segment Revenues	115	(23)	82	7	88	10
Segment Result	6	(83)	4	(75)	1
Wireless Solutions (WLS)
Segment Revenues	286	(7)	251	6	265	31
Segment Result	3	+++	19	(5)	18
Other Operating Segments (OOS)
Segment Revenues	21	(71)	1	+++	6	1
Segment Result	(8)	63	(2)	(50)	(3)
Corporate and Eliminations (C&E)
Segment Revenues	(10)	+++	—	+++	1	0
Segment Result	(22)	27	(13)	(23)	(16)
In the fourth quarter, revenues in the ATV segment increased significantly compared to the third quarter driven by a combination of stabilizing or growing demand and supply chain replenishment. ATV Segment Result increased significantly on a sequential basis, due to the strong improvement in revenues and the positive effects of increased production levels.
Revenues in the IMM segment increased significantly on a sequential basis as, in addition to the typical seasonality, end customer demand for computing, communications and industrial products was strong, mainly in Asia. Worldwide re-stocking in the supply chain also contributed to the revenue increase. IMM Segment Result increased significantly compared to the previous quarter, driven by the increase in sales volumes and improved factory loading.
Revenues in the CCS segment increased compared to the third quarter, reflecting higher sales volumes in almost all of the segment’s businesses. CCS Segment Result in the fourth quarter was positive, but slightly lower compared to the third quarter, as the increase in revenues and higher factory utilization could not fully offset increased expenses for research and development projects and a shift in the segment’s product mix towards high volume businesses.
In the fourth quarter, revenues in the WLS segment increased quarter-over-quarter, mainly due to increased demand of some major mobile phone customers, especially for Ultra Low Cost and entry-phone solutions as well as for radio frequency transceivers. WLS Segment Result decreased slightly compared to the third quarter, as the third quarter’s WLS Segment Result included, amongst others, income from license fees. Taking out that effect, Segment Result increased sequentially, driven principally by higher sales.
As of today, Infineon has design-wins for its upcoming 65-nanometer HSUPA platform, the XMMTM6160, with four key customers.

FINANCIAL INFORMATION
According to IFRS — Preliminary and Unaudited
Following the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., statements in this press release reflect the company’s operations without this business unless otherwise stated.
Consolidated Statements of Operations

	3 months ended			For the years ended
in Euro million	Sep 30, 08	Jun30, 09	Sep 30, 09	Sep 30, 08	Sep 30, 09
Revenue	1,049	761	855	3,903	3,027
Cost of goods sold	(714)	(561)	(607)	(2,581)	(2,368)
Gross profit	335	200	248	1,322	659
Research and development expenses	(153)	(108)	(118)	(606)	(468)
Selling, general and administrative expenses	(138)	(99)	(90)	(517)	(392)
Other operating income	18	4	7	120	29
Other operating expense	(313)	(9)	11	(365)	(48)
Operating income (loss)	(251)	(12)	58	(46)	(220)
Financial income	21	20	1	58	101
Financial expense	(57)	(31)	(38)	(181)	(156)
Income from investments accounted for using the equity method	1	2	2	4	7
Income (loss) from continuing operations before income taxes	(286)	(21)	23	(165)	(268)
Income tax benefit (expense)	(12)	(5)	1	(39)	(5)
Income (loss) from continuing operations	(298)	(26)	24	(204)	(273)
Income (loss) from discontinued operations, net of income taxes	(586)	3	(10)	(3,543)	(398)
Net income (loss)	(884)	(23)	14	(3,747)	(671)
Attributable to:
Minority interests	(173)	1	—	(812)	(48)
Shareholders of Infineon Technologies AG	(711)	(24)	14	(2,935)	(623)

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro)*:

Weighted average shares outstanding (in million) — basic and diluted	813	813	977	813	855
Basic and diluted earnings (loss) per share from continuing operations	(0.32)	(0.03)	0.03	(0.23)	(0.32)
Basic and diluted earnings (loss) per share from discontinued operations	(0.55)	—	(0.01)	(3.38)	(0.41)
Basic and diluted earnings (loss) per share	(0.87)	(0.03)	0.02	(3.61)	(0.73)

*	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.
Segment Revenues and Segment Results
We define Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, net of reversal, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.
Reconciliation of operating income (loss) to Segment Result

	3 months ended			For the years ended
in Euro million	Sep 30, 08	Jun 30, 09	Sep 30, 09	Sep 30, 08	Sep 30, 09

Operating income (loss)	(251)	(12)	58	(46)	(220)
Asset impairments, net of reversals	132	(2)	1	132	—
Restructuring charges and other related closure costs, net of reversal	176	(7)	(19)	188	(20)
Share-based compensation expense	1	1	—	5	2
Acquisition-related amortization and losses	6	6	6	25	23
(Gains) losses on sales of assets, businesses or interests in subsidiaries	(11)	1	1	(70)	18
Other expense (income), net	3	13	5	3	30

Total	56	—	52	237	(167)

Revenues and Segment Results
for the three months and fiscal years ended September 30, 2008 and 2009

	3 months ended			For the years ended
Revenue in Euro million	Sep 30, 08	Sep 30, 09	+/- in %	Sep 30, 08	Sep 30, 09	+/- in %

Automotive	312	238	(24)	1,257	839	(33)
Industrial & Multimarket	325	257	(21)	1,171	905	(23)
Chip Card & Security	115	88	(23)	465	341	(27)
Wireless Solutions(1)	286	265	(7)	941	917	(3)
Other Operating Segments(2)	21	6	(71)	171	17	(90)
Corporate and Eliminations(3)	(10)	1	+++	(102)	8	+++

Total	1,049	855	(18)	3,903	3,027	(22)

	3 months ended			For the years ended
Segment Result in Euro million	Sep 30, 08	Sep 30, 09	+/- in %	Sep 30, 08	Sep 30, 09	+/- in %

Automotive	21	21	—	105	(117)	—
Industrial & Multimarket	56	31	(45)	134	35	(74)
Chip Card & Security	6	1	(83)	52	(4)	—
Wireless Solutions	3	18	+++	(18)	(36)	—
Other Operating Segments	(8)	(3)	63	(12)	(13)	(8)
Corporate and Eliminations	(22)	(16)	27	(24)	(32)	(33)

Total	56	52	(7)	237	(167)	—

(1)	Includes revenue of €1 million for the three months ended September 30, 2008 and €10 million and €1 million for the years ended September 30, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenue of €1 million for the three months ended September 30, 2008 and €79 million for the year ended September 30, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenue of €2 million for the three months ended September 30, 2008 and €89 million and €1 million for the years ended September 30, 2008 and 2009, respectively, since these revenue were not part of the Qimonda disposal plan.
Revenues and Segment Results
for the three months ended June 30 and September 30, 2009

	3 months ended
Revenue in Euro million	Jun 30, 09	Sep 30, 09	+/- in %

Automotive	206	238	16
Industrial & Multimarket	221	257	16
Chip Card & Security	82	88	7
Wireless Solutions	251	265	6
Other Operating Segments	1	6	+++
Corporate and Eliminations	—	1	+++

Total	761	855	12

	3 months ended
Segment Result in Euro million	Jun 30, 09	Sep 30, 09	+/- in %

Automotive	(17)	21	+++
Industrial & Multimarket	9	31	+++
Chip Card & Security	4	1	(75)
Wireless Solutions	19	18	(5)
Other Operating Segments	(2)	(3)	(50)
Corporate and Eliminations	(13)	(16)	(23)

Total	—	52	+++

Consolidated Balance Sheets
The Balance Sheets as of September 30, 2009, present the assets and liabilities to be sold in connection with the Wireline Communications business as “assets and liabilities classified as held for disposal”. The Balance Sheets as of June 30, 2009 and as of September 30, 2008, are not recast and present these assets and liabilities as held in use.

in Euro million	Sep 30, 08	Jun 30, 09	Sep 30, 09

Assets
Current assets:
Cash and cash equivalents	749	767	1,414
Available-for-sale financial assets	134	104	93
Trade and other receivables	799	496	514
Inventories	665	521	460
Income tax receivable	29	13	11
Other current financial assets	19	29	26
Other current assets	124	113	114
Assets classified as held for disposal	2,129	5	112

Total current assets	4,648	2,048	2,744

Property, plant and equipment	1,310	1,011	928
Goodwill and other intangible assets	443	423	369
Investments accounted for using the equity method	20	24	27
Deferred tax assets	400	396	396
Other financial assets	144	114	124
Other assets	17	21	18

Total assets	6,982	4,037	4,606

in Euro million	Sep 30, 08	Jun 30, 09	Sep 30, 09

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	207	634	521
Trade and other payables	506	365	393
Current provisions	424	415	436
Income tax payable	87	97	102
Other current financial liabilities	63	43	50
Other current liabilities	263	146	147
Liabilities associated with assets classified as held for disposal	2,123	—	9

Total current liabilities	3,673	1,700	1,658

Long-term debt	963	388	329
Pension plans and similar commitments	43	35	94
Deferred tax liabilities	19	15	13
Long-term provisions	27	105	89
Other financial liabilities	20	6	5
Other liabilities	76	84	85

Total liabilities	4,821	2,333	2,273

Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,173
Additional paid-in capital	6,008	6,041	6,048
Accumulated deficit	(5,252)	(5,889)	(5,940)
Other components of equity	(164)	(3)	(8)

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	2,273

Minority interests	70	56	60

Total equity	2,161	1,704	2,333

Total liabilities and equity	6,982	4,037	4,606

Infineon Regional Sales Development

	3 months ended			For the years ended
Regional sales in %	Sep 30, 08	Jun 30, 09	Sep 30, 09	Sep 30, 08	Sep 30, 09

Germany	21%	17%	17%	21%	18%
Other Europe	18%	17%	17%	19%	18%
North America	9%	13%	18%	12%	13%
Asia/Pacific	46%	47%	43%	41%	45%
Japan	5%	5%	4%	5%	5%
Other	1%	1%	1%	2%	1%

Total	100%	100%	100%	100%	100%

Europe	39%	34%	34%	40%	36%

Outside Europe	61%	66%	66%	60%	64%

Employees

	Sep 30, 08	Jun 30, 09	Sep 30, 09

Infineon (1)	29,119	26,108	26,464

(1)	Excludes employees of Qimonda.
Included are 602, 583 and 574 employees dedicated to our Wireline Communications business (not including overhead functions) as of September 30, 2008, June 30, 2009 and September 30, 2009, respectively.
As of September 30, 2008, June 30, 2009 and September 30, 2009, 6,273, 5,947, and 5,974 Infineon employees, respectively, were engaged in research and development.
Consolidated Statements of Cash Flows
Gross and Net Cash/(Debt) Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash/(debt) position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash/(debt) positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Sep 30, 08	Jun 30, 09	Sep 30, 09

Cash and cash equivalents	749	767	1,414
Available-for-sale financial assets	134	104	93

Gross Cash Position	883	871	1,507

Less: Short-term debt and current maturities of long-term debt	207	634	521
Long-term debt	963	388	329

Net Cash/(Debt) Position	(287)	(151)	657

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a portion of its available monetary resources in the form of available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the consolidated cash flow statements:

*	Includes only amounts from continuing operations.

	3 months ended			For the years ended
in Euro million	Sep 30, 08	Jun 30, 09	Sep 30, 09	Sep 30, 08	Sep 30, 09

Net cash provided by (used in) operating activities from continuing operations	254	161	190	540	268
Net cash provided by (used in) investing activities from continuing operations	99	(1)	(33)	(652)	(14)
Adjusted for: Net proceeds from (sales) purchases of available-for-sale financial assets	(273)	(17)	(6)	(27)	(33)

Free Cash Flow	80	143	151	(139)	221

Consolidated Statements of Cash Flows

	3 months ended			For the years ended
(€ millions)	Sep 30, 08	Jun 30, 09	Sep 30, 09	Sep 30, 08	Sep 30, 09

Net income (loss)	(884)	(23)	14	(3,747)	(671)
Less: net (income) loss from discontinued operations, net of income taxes	586	(3)	10	3,543	398

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	137	128	114	552	513
Provision for (recovery of) doubtful accounts	3	(1)	—	3	(2)
Losses (gains) on sales of current available-for-sale financial assets	—	2	1	1	3
Losses (gains) on sales of businesses and interests in subsidiaries	(14)	—	—	(80)	16
Losses (gains) on disposals of property, plant, and equipment	—	1	—	10	1
Income from investments accounted for using the equity method	(1)	(2)	(2)	(4)	(7)
Impairment charges	137	(2)	4	137	3
Stock-based compensation	1	1	—	5	2
Deferred income taxes	19	—	(5)	19	(6)
Changes in operating assets and liabilities:
Trade and other receivables	(31)	6	(19)	31	137
Inventories	48	23	20	(48)	152
Other current assets	32	1	(6)	(12)	(23)
Trade and other payables	28	68	18	(71)	(104)
Provisions	82	(4)	(2)	53	(111)
Other current liabilities	71	(12)	30	99	(44)
Other assets and liabilities	46	16	10	88	23
Interest received	14	1	5	39	21
Interest paid	(8)	(35)	(3)	(62)	(49)
Income tax received	(12)	(4)	1	(16)	16

Net cash provided by operating activities from continuing operations	254	161	190	540	268

Net cash provided by (used in) operating activities from discontinued operations	(226)	1	(1)	(624)	(380)

Net cash provided by (used in) operating activities	28	162	189	(84)	(112)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	3	(31)	—	(574)	(31)
Proceeds from sales of available-for-sale financial assets	270	48	6	601	64
Proceeds from sales of businesses and interests in subsidiaries	24	—	—	121	4
Business acquisitions, net of cash acquired	—	—	—	(353)	—
Purchases of intangible assets, and other assets	(117)	(12)	(18)	(149)	(51)
Purchases of property, plant and equipment	(83)	(13)	(22)	(308)	(103)
Proceeds from sales of property, plant and equipment, and other assets	2	7	1	10	103

Net cash provided by (used in) investing activities from continuing operations	99	(1)	(33)	(652)	(14)

Net cash provided by (used in) investing activities from discontinued operations	49	(1)	(4)	(10)	27

Net cash provided by (used in) investing activities	148	(2)	(37)	(662)	13

Cash flows from financing activities:
Net change in short-term debt	—	(13)	—	(68)	—
Net change in related party financial receivables and payables	2	—	—	(5)	(1)
Proceeds from issuance of long-term debt	41	181	—	149	182
Principal repayments of long-term debt	(62)	(86)	(187)	(226)	(455)
Change in restricted cash	—	(7)	—	—	(7)
Proceeds from issuance of ordinary shares	—	—	680	—	680
Dividend payments to minority interests	—	—	3	(80)	(3)
Capital contribution	—	—	—	—	(5)

Net cash provided by (used in) financing activities from continuing operations	(19)	75	496	(230)	391

Net cash provided by (used in) financing activities from discontinued operations	96	—	—	343	(40)

Net cash provided by (used in) financing activities	77	75	496	113	351

Net increase (decrease) in cash and cash equivalents	253	235	648	(633)	252
Effect of foreign exchange rate changes on cash and cash equivalents	10	—	(1)	(6)	(8)
Cash and cash equivalents at beginning of period	907	532	767	1,809	1,170
Cash and cash equivalents at end of period	1,170	767	1,414	1,170	1,414
Less: Cash and cash equivalents at end of period classified as held for disposal	421	—	—	421	—

Cash and cash equivalents at end of period	749	767	1,414	749	1,414

Analyst telephone and press conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on November 19, 2009, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fourth quarter and the 2009 fiscal year. In addition, the Infineon Management Board will host a press conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
➢	Jan 29, 2010* Earnings Release for the First Quarter of the 2010 Fiscal Year

➢	Feb 11, 2010* 2010 Annual General Meeting of Shareholders

➢	Feb 16, 2010 Analyst Presentation at the Mobile World Congress in Barcelona

➢	Apr 29, 2010* Earnings Release for the Second Quarter of the 2010 Fiscal Year

➢	Jul 28, 2010* Earnings Release for the Third Quarter of the 2010 Fiscal Year

➢	Nov 16, 2010* Earnings Release for the Fourth Quarter and Full 2010 Fiscal Year
New in the IFX pod cast section at www.infineon.com/podcast
➢	Press conference call: Infineon closes capital increase
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).

DISCLAIMER
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn and the sustainability of recent improvements; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the prospectus relating to our rights offering closed in August 2009 (a form of which was approved by the German Federal Financial Supervisory Authority (BaFin) on July 16, 2009 and a form of which is contained in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on July 16, 2009).
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200911-11e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 19, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer